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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Hewlett-Packard Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

428236103

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Persons: The David and Lucile Packard Foundation I.R.S. Identification Nos. of Above Persons (entities only): 942278431

2.	Check the Appropriate Box if a Member of a Group (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 193,683,656 shares

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 193,683,656 shares

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,683,656 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (SEE INSTRUCTIONS) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (SEE INSTRUCTIONS) CO

Item 1(a) Name of Issuer:

                Hewlett-Packard Company.

Item 1(b) Address of Issuer’s Principal Executive Offices:

                3000 Hanover Street, Palo Alto, California 94304

Item 2(a) Name of Person Filing:

                The David and Lucile Packard Foundation.

Item 2(b) Address of Principal Business Office or, if none, Residence:

                300 Second Street, Los Altos, CA  94022

Item 2(c) Citizenship:

                California.

Item 2(d) Title of Class of Securities:

                Common Stock

Item 2(e) CUSIP Number:

                428236103

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)                      ☐    Broker or Dealer registered under Section 15 of the Act

(b)                     ☐    Bank as defined in section 3(a) (6) of the Act

(c)                      ☐    Insurance Company as defined in section 3(a) (19) of the Act

(d)                     ☐    Investment Company registered under section 8 of the Investment Company Act

(e)                      ☐    Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)*

(f)                        ☐    An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)                     ☐    Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)

(h)                     ☐    A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)                         ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)                         ☐    Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.  Ownership

(a)           Amount beneficially owned:              193,683,656

(b)           Percent of Class:  6.3%

(c)           Number of shares as to which the person has:

                (i)            Sole power to vote or to direct the vote:          193,683,656

                (ii)           Shared power to vote or to direct the vote:     0

                (iii)          Sole power to dispose or to direct the disposition of:   193,683,656

                (iv)          Shared power to dispose or to direct the disposition of:              0

Item 5.  Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2002.

THE DAVID AND LUCILE PACKARD FOUNDATION

By:	\s\ George A. Vera

Name/Title:	George A. Vera — Chief Financial Officer

                Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).